SNIPP INTERACTIVE INC.

CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in U.S. Dollars unless otherwise noted)
(Unaudited)

FOR THE THREE AND SIX MONTHS ENDED JUNE 30, 2017

NOTICE OF NO AUDITOR REVIEW OF INTERIM FINANCIAL STATEMENTS

In accordance with National Instrument 51-102 released by the Canadian Securities Administrators, the Company discloses that its auditors have not reviewed the unaudited condensed interim consolidated financial statements for the period ended June 30, 2017.

SNIPP INTERACTIVE INC.
CONDENSED INTERIM CONSOLIDATED STATEMENTS OF FINANCIAL POSITION
(Expressed in U.S. Dollars)
(Unaudited)
As at
		June 30, 2017	December 31, 2016
ASSETS
Current
Cash and cash equivalents	(Note 3)	$ 3,137,735	$ 2,375,619
Accounts receivable, net of allowance for doubtful accounts of		3,416,060	4,242,388
$218,653 (2015 - $70,811)
Deposits, prepaid expenses and other assets		652,473	286,592
		7,206,268	6,904,599
Equipment	(Note 5)	83,896	105,839
Intangible assets	(Note 6)	5,370,956	5,484,587
Goodwill		3,343,129	3,343,129
		$ 16,004,249	$ 15,838,154

LIABILITIES AND SHAREHOLDERS’ EQUITY (DEFICIENCY)
Current
Accounts payable and accrued liabilities		$ 2,724,145	$ 2,676,646
Deferred revenue		2,225,281	1,961,622
Due to related parties	(Note 7)	45,647	76,610
Working Capital Line of Credit	(Note 10)	1,098,683	2,000,000
		6,093,756	6,714,878
Shareholders’ equity
Common shares		26,170,796	22,815,647
Warrants		421,796	421,796
Contributed surplus		4,519,977	4,237,448
Deficit		(19,874,353)	(16,952,007)
Accumulated other comprehensive loss		(1,327,723)	(1,399,608)
		9,910,493	9,123,276
		$ 16,004,249	$ 15,838,154
Going concern (Note 1)

“Atul Sabharwal ” Director	“Ritesh Bhavnani ” Director
Atul Sabharwal	Ritesh Bhavnani

The accompanying notes are an integral part of these condensed interim consolidated financial statements.

SNIPP INTERACTIVE INC.
CONDENSED INTERIM CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE LOSS
(Expressed in U.S. Dollars)
(Unaudited)
	Three	Three	Six	Six
	Months Ended	Months Ended	Months Ended	Months Ended
	June 30, 2017	June 30, 2016	June 30, 2017	June 30, 2016
REVENUE	$ 2,849,799	$ 2,824,293	$ 5,334,107	$ 4,931,723
EXPENSES
Salaries and compensation	2,160,587	2,948,483	4,652,284	6,303,348
General and administrative	315,743	317,395	597,846	703,066
Campaign infrastructure	778,565	815,130	1,369,482	1,340,086
Professional fees	110,099	96,521	180,484	221,122
Marketing and investor relations	19,261	76,908	64,651	150,116
Travel	25,313	104,869	38,737	210,228
Bad debt expense	147,842	-	147,842	-
Amortization of intangibles	417,513	1,077,478	818,449	1,169,820
Depreciation of equipment	11,835	12,196	24,589	23,445
Stock-based compensation (Note 8)	120,108	576,852	282,529	1,046,009
	4,106,866	6,025,832	8,176,893	11,167,240
Net loss before interest income, foreign exchange, change in fair value of derivative liability, change in fair value of acquisition consideration payable in equity	(1,257,067)	(3,201,539)	(2,842,786)	(6,235,517)
Interest income, foreign exchange, change in fair value of derivative liability, change in fair value of acquisition consideration payable in equity
Interest income (expense)	(23,848)	2,090	(56,650)	4,469
Foreign exchange (loss) gain	(13,167)	(6,905)	(22,910)	(43,554)
Change in fair value of derivative liability	-	-	-	31,834
Change in fair value of acquisition consideration payable in equity	-	308,759	-	506,383
Net loss for the period	(1,294,082)	(2,897,595)	(2,922,346)	(5,736,385)
OTHER COMPREHENSIVE LOSS
Items that may be reclassified subsequently to loss
Cumulative translation adjustment	75,145	79,963	71,885	(309,790)
Comprehensive loss for the period	$ (1,218,937)	$ (2,817,632)	$ (2,850,461)	$ (6,046,175)
Basic and diluted loss per common share	$ (0.01)	$ (0.03)	$ (0.02)	$ (0.05)
Weighted average number of common shares outstanding – basic and diluted	137,186,913	114,678,524	141,786,049	123,472,749

The accompanying notes are an integral part of these condensed interim consolidated financial statements.

SNIPP INTERACTIVE INC.
CONDENSED INTERIM CONSOLIDATED STATEMENTS OF CASH FLOWS
(Expressed in U.S. Dollars)
(Unaudited)
	Six	Six
	Months Ended	Months Ended
	June 30, 2017	June 30, 2016
CASH FLOWS FROM OPERATING ACTIVITIES
Net loss for the period	$ (2,922,346)	$ (5,736,385)
Items not involving cash:
Amortization of intangibles	818,449	1,169,820
Depreciation of equipment	24,589	23,445
Stock-based compensation	282,529	1,046,009
Change in fair value of derivative liability	-	(31,834)
Change in fair value of acquisition consideration payable in equity	-	(506,383)
Changes in non-cash working capital items:
Accounts receivable	826,328	(106,649)
Deposits, prepaid expenses and other assets	(365,881)	(330,993)
Accounts payable and accrued liabilities	47,499	3,022
Deferred revenue	263,659	146,406
Due to related parties	(30,963)	(491,439)
Net cash flows used in operating activities	(1,056,137)	(4,814,981) (2,570,803)
CASH FLOWS FROM INVESTING ACTIVITIES
Additions to equipment	(2,646)	(30,735)
Additions to intangible assets	(704,818)	(914,536)
Due to Swiss Post	-	(861,956)
Net cash flows used in investing activities	(707,464)	(1,807,227)
CASH FLOWS FROM FINANCING ACTIVITIES
Proceeds from common shares issued	3,375,076	5,275,554
Share issuance costs	(19,927)	(72,860)
Proceeds from warrants exercised	-	18,231
Proceeds from options exercised	-	14,600
Proceeds from working capital line of credit	(901,317)	-
Net cash flows provided by financing activities	2,453,832	5,235,525
Effect of exchange rate changes on cash	71,885	(183,352)
Change in cash for the period	762,116	(1,570,035)
Cash and cash equivalents, beginning of period	2,375,619	4,696,617
Cash and cash equivalents, end of period	$ 3,137,735	$ 3,126,582
Supplemental disclosure regarding cash flows (Note 9)
The accompanying notes are an integral part of these condensed interim consolidated financial statements.

SNIPP INTERACTIVE INC.
CONDENSED INTERIM CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY (DEFICIENCY)
(Expressed in U.S. Dollars)
(Unaudited)
	Common Shares	Amount	Shares Subscriptions	Warrants	Contributed Surplus	Accumulated Other Comprehensive Loss	Deficit	Total Shareholders' Equity (Deficiency)
Balance, December 31, 2016	132,536,675	22,815,647	-	421,796	4,237,448	(1,399,608)	(16,952,007)	$ 9,123,276
Private placement shares issued	45,000,000	3,375,076	-	-	-	-	-	3,375,076
Stock-based compensation	-	-		-	282,529	-	-	282,529
Cumulative translation adjustment	-	-		-	-	71,885	-	71,885
Net loss for the period	-	-		-	-	-	(2,922,346)	(2,922,346)
Balance, June 30, 2017	177,536,675	$ 26,190,723	$ -	$ 421,796	$ 4,519,977	$ (1,327,723)	$ (19,874,353)	$ 9,930,420

The accompanying notes are an integral part of these condensed interim consolidated financial statements.

SNIPP INTERACTIVE INC.
CONDENSED INTERIM CONSOLIDATED STATEMENTS OF FINANCIAL POSITION
(Expressed in U.S. Dollars)
(Unaudited)
June 30, 2017

1.

NATURE OF OPERATIONS AND GOING CONCERN

Snipp Interactive Inc. (the “Company” or “Snipp”) was incorporated under the Business Corporations Act (British Columbia) on January 21, 2010 and its business is to provide a full suite of mobile marketing, rebates and loyalty solutions in the US, Canada and internationally.

Unless otherwise indicated in these consolidated financial statements, references to “$” are to U.S. dollars.

These condensed interim consolidated financial statements have been prepared on a going concern basis, which assumes the realization of assets and settlement of liabilities in the normal course of business.

The registered address, head office, principal address and records office of the Company are located at 1605 Connecticut Ave NW, 4th Floor, Washington, DC, 20009.

The consolidated financial statements were authorized for issuance by the Board of Directors on August 29, 2017.

GOING CONCERN

These condensed interim consolidated financial statements have been prepared on a going concern basis, which assumes the realization of assets and settlement of liabilities in the normal course of business.

The Company has working capital of $1,112,512 (December 31, 2016 - $189,721), a net loss of $2,942,273 for the six months ended June 30, 2017, accumulated deficit of $19,894,280 and negative cash flows from operations. These conditions raise significant doubt about the Company’s ability to continue as a going concern.

The application of the going concern concept is dependent on the Company’s ability to receive continued financial support from its stakeholders and, ultimately, on the Company’s ability to generate profitable operations. Management is of the opinion that sufficient working capital is available from its financings and will be obtained from operations to  meet the Company's liabilities and commitments as they come due for the next twelve months. These condensed interim consolidated financial statements do not reflect any adjustments or reclassifications of assets and liabilities which would be necessary if the Company were unable to continue as a going concern.

2.

SIGNIFICANT ACCOUNTING POLICIES

Statement of Compliance

These unaudited interim condensed consolidated financial statements have been prepared in accordance with International Accounting Standard 34, ‘‘Interim Financial Reporting’’ (IAS 34), as issued by the International Accounting Standards Board (IASB). These unaudited interim condensed consolidated financial statements do not include all the information and disclosures required in annual financial statements, and should be read in conjunction with the Company’s audited annual consolidated financial statements as at and for the year ended December 31, 2016 (December 31, 2016 consolidated financial statements) filed on SEDAR on May 1, 2017. All defined terms used herein are consistent with those terms defined in the December 31, 2016 consolidated financial statements.

Basis of presentation

The condensed interim consolidated financial statements have been prepared on a historical cost basis, except for financial instruments classified as financial instruments at fair value through profit and loss, which are stated at their fair value. In addition, these condensed interim consolidated financial statements have been prepared using the accrual basis of accounting except for cash flow information.

SNIPP INTERACTIVE INC.
CONDENSED INTERIM CONSOLIDATED STATEMENTS OF FINANCIAL POSITION
(Expressed in U.S. Dollars)
(Unaudited)
June 30, 2017

2.

SIGNIFICANT ACCOUNTING POLICIES (cont’d…)

Basis of consolidation

These consolidated financial statements include the accounts of the Company and its wholly-owned legal subsidiaries Snipp Interactive Inc. (formerly Consumer Impulse, Inc.), which was incorporated in Delaware, USA, Snipp Interactive (India) Private Limited, which was incorporated in India, Snipp Interactive Limited (formerly Swiss Post Solutions Ireland Limited), which was incorporated in Ireland, Snipp Interactive Limited, which was incorporated in the United Kingdom, Snipp Interactive AG, which was incorporated in Switzerland, Hip Digital, Inc., which was incorporated in Delaware, USA and Hip Digital Media Inc., which was incorporated in British Columbia, Canada. All material inter- company balances and transactions have been eliminated.

Use of estimates

The preparation of these consolidated financial statements requires management to make certain estimates, judgments and assumptions that affect the reported amounts of assets and liabilities at the date of the consolidated financial statements and the reported expenses during the period. Actual results could differ from these estimates. Significant assumptions about the future and other sources of estimation uncertainty that management has made at the end of the reporting period, that could result in a material adjustment to the carrying amounts of assets, liabilities, and equity in the event that actual results differ from assumptions made, relate to, but are not limited to, the following:

i)

The recoverability of accounts receivable that are included in the consolidated statements of financial position are based on historical collection of receivables.

ii)

The inputs used in accounting for share-based payments expense included in profit and loss calculated using the Black-Scholes option pricing model (Note 8).

iii)

The carrying value of intangible assets (capitalized software development, customer relationships, intellectual property and music label contracts) that are included in the consolidated statements of financial position are based on management assessments of the recoverable amount of the asset. As well, management estimates the capitalized costs that are directly attributable to the development of the software platform (Note 6).

iv)

The estimates used in determining the fair value for the Derivative Liability, which is composed of valuations of Financing warrants, utilizes estimates made by management in determining the appropriate input variables in the Black- Scholes valuation model.

v)

The carrying value of goodwill and intangibles acquired from acquisitions and estimates on any assumptions underlying the analysis of impairment (Note 6).

vi)

The purchase price allocation corresponding to completed acquisitions and the related contingent considerations.

SNIPP INTERACTIVE INC.
CONDENSED INTERIM CONSOLIDATED STATEMENTS OF FINANCIAL POSITION
(Expressed in U.S. Dollars)
(Unaudited)
June 30, 2017

2.

SIGNIFICANT ACCOUNTING POLICIES (cont’d…)

Revenue recognition

The Company provides a full suite of promotions-related marketing services in the US, Canada and internationally, and generates revenue by designing, constructing, implementing and managing these promotions marketing services for its customers. Revenue is recognized in the period in which the services are rendered to the customer and collection is reasonably assured. Development fees are recorded as revenue when the set-up is complete, or on a percentage of completion basis for long-term developments. Monthly maintenance and loyalty catalyst services are recorded as revenue in the month which services are provided. Cash received in advance of services performed is recorded as deferred revenue.

Arrangements with multiple deliverables

Many of the Company’s arrangements with customers include multiple items such as campaign development and campaign management which are delivered at varying times. In these cases, the Company treats the delivered items as separate units of accounting if they have value to the customer on a stand-alone basis and, where the arrangement includes a general right of return relative to the delivered item, delivery or performance of undelivered items is considered probable and substantially in the Company’s control. The Company allocates the total arrangement consideration to all deliverables using its best estimate of their relative fair value, since vendor-specific objective or third party evidence of the selling price is generally unavailable. It then recognizes revenue on the different deliverables in accordance with the policies set out above.

Recent accounting pronouncements

IFRS 9 was issued in November 2009 and subsequently amended as part of an ongoing project to replace IAS 39 Financial instruments: Recognition and measurement. The standard introduces new requirements for classifying and measuring financial assets and liabilities. The effective date of IFRS 9 is January 1, 2018. The Company intends to adopt the standard on its effective date and has not yet evaluated the impact on the consolidated financial statements.

In May 2014, the IASB issued IFRS 15,  Revenue  from  Contracts  with  Customers  (“IFRS  15”).  IFRS 15 is  effective for periods beginning on or after January 1, 2018 and is to be applied retrospectively. IFRS 15 clarifies the principles for recognizing revenue from contracts with customers. IFRS 15 will also result in enhanced disclosures about revenue, provide guidance for transactions that were not previously addressed comprehensively (i.e. service revenue  and contract modifications) and  improve  guidance  for  multiple-element  arrangements.  Management is  in the  process of determining the extent of the impact of adoption of IFRS 15 and the possibility of early adoption.

IFRS 16, “Leases”, will be effective for annual periods beginning on or after January 1, 2019. The most significant change introduced by IFRS 16 is a single lessee accounting model, bringing leases on balance sheet for lessees. Management anticipates that this standard will be adopted in the Company's consolidated financial statements for the year beginning January 1, 2019 and has not yet considered the potential impact of the adoption of IFRS 16.

SNIPP INTERACTIVE INC.
CONDENSED INTERIM CONSOLIDATED STATEMENTS OF FINANCIAL POSITION
(Expressed in U.S. Dollars)
(Unaudited)
June 30, 2017

CASH AND CASH EQUIVALENTS

	June 30, 2017	December 31, 2016

Cash on deposit	$ 3,137,735	$ 2,375,619
Total	$ 3,137,735	$ 2.375.619

SEGMENTED INFORMATION

IFRS 8 “Operating Segments” defines an operating segment as i) a component of an entity that engages in business activities from which it may earn revenues and incur expenses; ii) whose operating results are regularly reviewed by the entity’s chief operating decision maker to make decisions about resources to be allocated to the segment and to assess its performance; and iii) for which discrete financial information is available.

The Company’s management and chief operating decision maker reviews performance of the Company on a consolidated basis and has integrated its products and services as one operating segment, which provides a full suite of mobile marketing and loyalty services in the United States, Ireland and internationally.

Geographic information

The Company has one operating segment, which provides a full suite of mobile marketing and loyalty services in the United States, Ireland and internationally.

For the Company’s geographically segmented non-current assets (equipment and intangible assets), the Company has allocated based on location of assets as follows:

	June 30, 2017	December 31, 2016

United States	$ 6,411,060	$ 6,869,660
Ireland	1,346,518	1,241,297
International	1,040,403	822,598
Total	$ 8,797,981	$ 8,933,555

For the Company’s geographically segmented revenue, the Company has allocated revenue based on the location of the customer, as follows:

	Three Months Ended June 30, 2017	Three Months Ended June 30, 2016	Six Months Ended June 30, 2017	Six Months Ended June 30, 2016

United States	$ 2,377,389	$ 2,420,290	$ 4,607,765	$ 4,338,193
Ireland	285,779	188,922	415,552	337,455
International	186,631	215,081	310,790	256,075
Total	$ 2,849,799	$ 2,824,293	$ 5,334,107	$ 4,931,723

SNIPP INTERACTIVE INC.
CONDENSED INTERIM CONSOLIDATED STATEMENTS OF FINANCIAL POSITION
(Expressed in U.S. Dollars)
(Unaudited)
June 30, 2017

5.

EQUIPMENT

June 30, 2017

	Opening		Closing	Opening	Depreciation	Closing
	cost		cost	accumulated	during the	depreciation	Net book
	balance	Additions	balance	depreciation	period	balance	value
Office Equipment	$ 18,026	$ -	$ 18,026	$ 10,353	$ 2,169	$ 12,522	$ 5,504
Computer Equipment	174,762	$ 2,646	177,408	76,596	22,420	99,016	78,392
	$ 192,788	$ 2,646	$ 195,434	$ 86,949	$ 24,589	$ 111,538	$ 83,896

December 31, 2016

	Opening		Closing	Opening	Depreciation	Closing
	cost		cost	accumulated	during the	depreciation	Net book
	balance	Additions	balance	depreciation	year	balance	value
Office Equipment	$ 10,819	$ 7,207	$ 18,026	$ 6,348	$ 4,005	$ 10,353	$ 7,673
Computer Equipment	146,440	28,322	174,762	28,974	47,622	76,596	98,166
	$ 157,259	$ 35,529	$ 192,788	$ 35,322	$ 51,627	$ 86,949	$ 105,839

6.

INTANGIBLE ASSETS

June 30, 2017

	Opening		Closing	Opening	Amortization	Closing
	cost		cost	accumulated	during the	amortization	Net book
	balance	Additions	balance	amortization	period	balance	value
Software platform	$ 3,147,753	$ 704,818	$ 3,852,571	$ 826,496	$ 351,447	$ 1,177,943	$ 2,674,628
Intellectual property	2,495,000	-	2,495,000	802,333	249,500	1,051,833	1,443,167
Customer relationships	1,195,000	-	1,195,000	394,004	119,502	513,506	681,494
Music label contracts	980,000	-	980,000	310,333	98,000	408,333	571,667
	$ 7,817,753	$ 704,818	$ 8,522,571	$ 2,333,166	$ 818,449	$ 3,151,615	$ 5,370,956
December 31, 2016

	Opening		Closing	Opening	Amortization	Closing
	cost		cost	accumulated	during the	amortization	Net book
	balance	Additions	balance	amortization	period	balance	value
Software platform	$ 1,507,982	$ 1,639,771	$ 3,147,753	$ 287,557	$ 538,939	$ 826,496	$ 2,321,257
Intellectual property	2,495,000	$ -	2,495,000	303,333	499,000	802,333	1,692,667
Customer relationships	1,195,000	-	1,195,000	155,000	239,004	394,004	800,996
Music label contracts	980,000	-	980,000	114,333	196,000	310,333	669,667
	$ 6,177,982	$ 1,639,771	$ 7,817,753	$ 860,223	$ 1,472,943	$ 2,333,166	$ 5,484,587

SNIPP INTERACTIVE INC.
CONDENSED INTERIM CONSOLIDATED STATEMENTS OF FINANCIAL POSITION
(Expressed in U.S. Dollars)
(Unaudited)
June 30, 2017

RELATED PARTY TRANSACTIONS

The related parties of the Company are key management personnel and officers. Related party transactions not disclosed elsewhere included in expenses for the three months ended June 30, 2017 and 2016 are salaries and compensation of $278,250 and $504,529, respectively, charged by officers and key management personnel of the Company. Related party transactions not disclosed elsewhere included in expenses for the six months ended June 30, 2017 and 2016 are salaries and compensation of $635,516 and $1,042,524, respectively, charged by officers and key management personnel of the Company. At June 30, 2017, $45,647 was due to officers and directors (December 31, 2016 - $76,610). The amounts due to related parties represent unpaid salaries and compensation and unpaid expenses. The amounts are non-interest bearing, unsecured and have no specified terms of repayment.

8

CAPITAL STOCK

Authorized

Unlimited common shares, without par value

Unlimited preferred shares, without par value, issuable in series

Unlimited Series 1 voting preferred shares, without par value, redeemable at C$0.0001 per share

Share issuances

On May 5, 2017, the Company announced a non-brokered private placement financing and closed a first tranche comprised of 14,165,000 common shares at a price of C$0.10 per share for gross proceeds of $1,043,509 (C$1,416,500). On June 23, 2017, the Company closed a second tranche comprised of 28,488,000 common shares at a price of C$0.10 per share for gross proceeds of $2,151,362 (C$2,848,800). On June 29, 2017, the Company closed a third and final tranche comprised of 2,347,000 common shares at a price of C$0.10 per share for gross proceeds of $180,205 (C$234,700). No commissions or finder's fees were paid in connection with the first, second or third tranches. The Company paid legal fees and filing fees of $19,927 (C$26,799) associated with the first, second and third tranches included in financing issue costs.

Stock options

On June 16, 2017, disinterested shareholders approved and the Company adopted an amended fixed number incentive stock option plan which was previously approved on June 1, 2016 (the “2016 Option Plan”) which provides that a committee of the Board of Directors appointed in accordance with the 2016 Option Plan (the “Committee”) may from time to time, in its discretion, and in accordance with the TSX-V requirements, grant to directors, officers and consultants of the Company, non-transferable options to purchase common shares (“Options”), reserving 29,340,335 shares, being 20% of the Company’s issued and outstanding shares as at June 16, 2017. Such Options will be exercisable for a period of up to 10 years from the date of grant. Vesting terms are determined at the time of grant by the Committee.

On June 13, 2017, the Company granted 4,192,000 options and on June 16, 2017, the Company granted 1,739,000 options. These options have an exercise price of C$0.10, annual vesting in three equal tranches over three years from grant date and expire on June 13, 2022 and June 16, 2022, respectively. The fair value of the options was estimated on the date of grant using the Black-Scholes option pricing model with the following assumptions: 5 year expected life, volatility of 125% and risk-free rate of 1.13%. The options were valued at $262,471 and $102,958, respectively. An amount of $10,642 was expensed to stock-based compensation corresponding to these options grants in June 2017, as an addition to contributed surplus during the six month period ended June 30, 2017. Options granted in prior years with vesting taking place in current and prior periods resulted in an amount of $271,887 being expensed to stock-based compensation with a corresponding addition to contributed surplus during the six month period ended June 30, 2017. All stock options have been granted in Canadian dollars.

SNIPP INTERACTIVE INC.
CONDENSED INTERIM CONSOLIDATED STATEMENTS OF FINANCIAL POSITION
(Expressed in U.S. Dollars)
(Unaudited)
June 30, 2017

8

CAPITAL STOCK (cont’d…)

Stock options (cont’d…)

On June 13, 2017, the Company granted 4,192,000 options and on June 16, 2017, the Company granted 1,739,000 options. These options have an exercise price of C$0.10, annual vesting in three equal tranches over three years from grant date and expire on June 13, 2022 and June 16, 2022, respectively. The fair value of the options was estimated on the date of grant using the Black-Scholes option pricing model with the following assumptions: 5 year expected life, volatility of 125% and risk-free rate of 1.13%. The options were valued at $262,471 and $102,958, respectively. An amount of $10,642 was expensed to stock-based compensation corresponding to these options grants in June 2017, as an addition to contributed surplus during the six month period ended June 30, 2017. Options granted in prior years with vesting taking place in current and prior periods resulted in an amount of $271,887 being expensed to stock-based compensation with a corresponding addition to contributed surplus during the six month period ended June 30, 2017. All stock options have been granted in Canadian dollars.

In the six months ended June 30, 2016, the Company recognized stock-based compensation expense of $1,046,009 corresponding to the vesting of stock options that were granted during the period ended June 30, 2016 and stock options that were granted during prior years. The following assumptions were used for the Black-Scholes valuation of these options granted in the period ended June 30, 2016 (Risk-free interest rate: 0.37% - 0.47%; expected life of option: 5.0 years; annualized volatility: 125%; dividend rate: 0.00%). All stock options have been granted in Canadian dollars.

Stock option activity is presented below:

	Number of	Weighted Average
	Options	Exercise Price
		C$
Outstanding, December 31, 2015	14,771,000	0.42
Exercised	(100,000)	0.19
Granted	4,512,180	0.36
Forfeitures	(5,696,945)	0.54
Outstanding, December 31, 2016	13,486,235	0.37
Granted	5,931,000	0.10
Cancelled	(2,203,130)	0.40
Outstanding, June 30, 2017	17,214,105	0.27

SNIPP INTERACTIVE INC.
CONDENSED INTERIM CONSOLIDATED STATEMENTS OF FINANCIAL POSITION
(Expressed in U.S. Dollars)
(Unaudited)
June 30, 2017

8

CAPITAL STOCK (cont’d…)

Stock options (cont’d…)

The weighted average remaining life of the stock options outstanding is 3.39 years as at June 30, 2017. As at June 30, 2017, the following stock options are outstanding and exercisable:

Number of Options	Number of Options	Exercise Price	Expiry Date
Outstanding	Exercisable	C$
725,000	725,000	$0.19	27-Aug-17
100,000	100,000	$0.10	15-Feb-18
600,000	600,000	$0.10	25-Feb-18
100,000	100,000	$0.10	15-Jul-18
1,150,000	1,150,000	$0.12	18-Dec-18
200,000	200,000	$0.11	10-Apr-19
100,000	100,000	$0.10	20-Apr-19
50,000	50,000	$0.19	11-Aug-19
100,000	100,000	$0.25	10-Sep-19
200,000	200,000	$0.34	06-Nov-19
175,000	175,000	$0.33	26-Nov-19
1,416,667	944,445	$0.55	29-Dec-19
520,000	346,667	$0.68	09-Feb-20
200,000	133,333	$0.65	26-Mar-20
150,000	100,000	$0.68	08-Jun-20
1,105,926	368,642	$0.41	09-Jul-20
455,000	151,667	$0.41	13-Aug-20
163,334	54,445	$0.41	15-Sep-20
200,000	150,000	$0.44	05-Oct-20
200,000	66,667	$0.47	14-Oct-20
400,000	400,000	$0.46	19-Oct-20
30,000	10,000	$0.45	22-Oct-20
60,000	20,000	$0.42	10-Nov-20
2,622,178	874,059	$0.38	09-Feb-21 to 12-Feb-21
261,000	-	$0.15	15-Dec-21
5,930,000	-	$0.10	13-Jun-22 to 16-Jun-22
17,214,105	7,119,925

SNIPP INTERACTIVE INC.
CONDENSED INTERIM CONSOLIDATED STATEMENTS OF FINANCIAL POSITION
(Expressed in U.S. Dollars)
(Unaudited)
June 30, 2017

CAPITAL STOCK (cont’d…)

Warrants

	Equity Classification		Liability Classification
	Number of Shares	Weighted Average Exercise Price	Number of Shares	Weighted Average Exercise Price
Outstanding, December 31, 2015	25,408,646	0.37	258,000	C$0.15
Exercised – Financing warrants	-	-	(158,000)	C$0.15
Expired – Financing warrants	-	-	(100,000)	C$0.15
Outstanding, December 31, 2016	25,408,646	0.38	-	-
Expired – Financing warrants	(11,492,158)	0.63	-	-
Outstanding, June 30, 2017	13,916,488	0.17	-	-

The weighted average remaining life of the warrants outstanding is 0.32 years as at June 30, 2017. As at June 30, 2017 the following Warrants are outstanding:

Number of Common Shares Issuable	Exercise Price	Expiry Date
6,188,688	$0.13	01-Mar-18
7,400,000	$0.20	14-Jul-17
327,800	$0.20	14-Jul-17
13,916,488

Finder’s Unit Options	Number of Shares	Weighted Average Exercise Price
		C$

Outstanding, December 31, 2014	792,000	0.15
Exercised (1)	(766,800)	0.15
Outstanding, December 31, 2015, December 31, 2016 and June 30, 2017	25,200	0.15

 (1) Weighted average share price was C$0.15

Each Finder’s Unit Option entitles the holder to purchase one unit (“Finder’s Unit”) at an exercise price of C$0.15 until July 14, 2017. Each Finder’s Unit consisting of one common share and one share purchase warrant (“Finder’s Unit Warrant”), with each Finder’s Unit Warrant entitling the holder to purchase one common share at an exercise price of $0.20 until July 14, 2017.

As at June 30, 2017 the following Finder’s Unit Options are outstanding:

Number of Common Shares Issuable	Weighted Average Exercise Price	Expiry Date
25,200	C$0.15	14-Jul-17

SNIPP INTERACTIVE INC.
CONDENSED INTERIM CONSOLIDATED STATEMENTS OF FINANCIAL POSITION
(Expressed in U.S. Dollars)
(Unaudited)
June 30, 2017

SUPPLEMENTAL DISCLOSURE REGARDING CASH FLOWS

	Six Months	Six Months
	Ended	Ended
	June 30,	June 30,
	2017	2016
Cash paid during the period for interest	56,650	-
Cash paid during the period for income taxes	-	-
Transactions not involving cash:
Fair value of acquisition consideration payable in equity	-	428,064

10

FINANCIAL INSTRUMENTS

Fair value

Fair value estimates of financial instruments are made at a specific point in time, based on relevant information about financial markets and specific financial instruments. As these estimates are subjective in nature, involving uncertainties and matters of significant judgment, they cannot be determined with precision. Changes in assumptions can significantly affect estimated fair values.

The carrying value of accounts receivable, due to Swiss Post, due to related parties and accounts payable and accrued liabilities approximate their fair value because of the short-term nature of these instruments while cash and marketable securities are valued using a level 1 fair value measurement. The derivative liability and the acquisition consideration is valued using a level 3 fair value measurement.

	June 30, 2017		December 31, 2016
	Carrying Value	Fair Value	Carrying Value	Fair Value
Fair value through profit and loss – assets	$3,137,735	$3,137,735	$2,375,619	$2,375,619
Loans and receivables	3,416,060	3,416,060	4,242,388	4,242,388
Other financial liabilities	(6,093,756)	(6,093,756)	(6,714,878)	(6,714,878)
	$460,039	$460,039	($96,871)	($96,871)

Financial risk factors

The Company’s risk exposures and the impact on the Company’s financial statements are summarized below.

Credit risk

Financial instruments that potentially subject the Company to a significant concentration of credit risk consist primarily of cash and cash equivalents and accounts receivable. The Company places its cash with major financial institutions to limit risk from cash and cash equivalents. The maximum exposure to credit risk is equal to the fair value or carrying value of the related financial assets. The Company’s receivables consist of amounts due from customers. Some customers send payment past normal trade terms and in cases where amounts become uncollectible the Company recognizes bad debt expense to write off the uncollectible amounts.  At June 30, 2017, the Company had $949,483 (December 31, 2016 - $1,981,343) in amounts due from customers greater than 90 days and during the period ended June 30, 2017 recognized bad debt expense of $120,310 (2016 - $26,452 and 2015 - $103,903).

SNIPP INTERACTIVE INC.
CONDENSED INTERIM CONSOLIDATED STATEMENTS OF FINANCIAL POSITION
(Expressed in U.S. Dollars)
(Unaudited)
June 30, 2017

10

FINANCIAL INSTRUMENTS (cont’d…)

Liquidity risk

Liquidity risk is the risk that the Company will not be able to meet its obligations as they become due. The Company’s ability to continue as a going concern is dependent on the Company’s ability to receive continued financial support from its stakeholders and, ultimately, on the Company’s ability to generate continued profitable operations. Management is of the opinion that sufficient working capital is available from its financings and will be obtained from operations to meet the Company's liabilities and commitments as they come due. The Company manages its liquidity risk by forecasting cash flows from operations and anticipating any investing and financing activities. Management and the Board of Directors are actively involved in the review, planning and approval of significant expenditures and commitments.

The application of the going concern concept is dependent on the Company’s ability to receive continued financial support from its stakeholders and, ultimately, on the Company’s ability to generate profitable operations. Management is of the opinion that sufficient working capital is available from its financings and will be obtained from operations to meet the Company's liabilities and commitments as they come due for the next twelve months. These consolidated financial statements do not reflect any adjustments or reclassifications of assets and liabilities which would be necessary if the Company were unable to continue as a going concern. During the year ended December 31, 2016, the Company announced that it had secured a four million dollar credit facility with Silicon Valley Bank. The credit facility is an accounts receivable line of credit to provide the Company with additional working capital. As at December 31, 2016, the Company had drawn on $2,000,000 of the credit facility. During the period ended June 30, 2017, the Company paid down $901,317 of the credit facility bringing the credit facility balance to $1,098,683. The credit facility has a maturity date of November 22, 2017 and is secured by the Company’s intellectual property, which consists of all recognized and unrecognized intangible assets. The credit facility bears interest at a range of prime plus 1.25% to 2.5%. During the   period ended June 30, 2017 the Company incurred $51,402 in interest expense. The Company is required to comply with certain financial covenants on a monthly basis. As at June 30, 2017, the Company was in compliance with these covenants.

Market risk

Market risk is the risk of loss that may arise from changes in market factors such as interest rates, foreign exchange rates and commodity and equity prices. Such fluctuations may be significant.

a)

Interest rate risk

The Company is exposed to interest rate risk to the extent that the cash maintained at financial institutions is subject to a floating rate of interest. The interest rate risks on cash and on the Company’s obligations are not considered significant. A plus or minus 1% change in interest rates would affect profit or loss and comprehensive profit or loss by approximately nil (2016 - nil).

b)

Foreign currency risk

The Company is exposed to foreign currency risk on fluctuations related to cash and cash equivalents, accounts receivable, accounts payable and accrued liabilities that are denominated in a foreign currency. As at June 30, 2017, the Company held cash and cash equivalents as well as accounts payable and accrued liabilities denominated in the Canadian dollar, European Euro, British Pound, Swiss Franc, and Indian Rupee and considers foreign currency risk medium. The majority of the Company's foreign currency amounts are held in Canadian dollars. A plus or minus 1% change in Canadian foreign exchange rates would affect profit or loss and comprehensive profit or loss by approximately $32,000 (2016 - $1,000).

SNIPP INTERACTIVE INC.
CONDENSED INTERIM CONSOLIDATED STATEMENTS OF FINANCIAL POSITION
(Expressed in U.S. Dollars)
(Unaudited)
June 30, 2017

FINANCIAL INSTRUMENTS (cont’d…)

The following table summarizes the Company’s exposure to the Canadian currency:

	June 30, 2017	December 31, 2016
	C$	C$

Cash and cash equivalents	3,263,622	295,048
Accounts receivable	394,216	341,216
Deposits, prepaid expenses and other assets	404,945	72,339
Accounts payable and accrued liabilities	(886,373)	(671,732)

Total	3,176,410	36,871

CAPITAL MANAGEMENT

The Company defines capital as all components of shareholders’ equity. The Company has a working capital line of credit as well as deferred revenue, due to related parties, accounts payable and accrued liabilities in the ordinary course of operations. The Board of Directors does not establish quantitative return on capital criteria for management due to the nature of the Company’s business. The Company does not pay dividends. The Company is not subject to any externally imposed capital requirements.

COMMITMENT

The Company has leased office space in the US, Canada and Ireland. The terms of the leases in the various locations range from 1 to 2 years. Future remaining minimum lease payments as at June 30, 2017 are as follows:

2017	$ 103,120
2018	55,609
$ 158,729